

August 12, 2009

Ms. Lisa A. Corbitt
Chief Financial Officer
Trans Energy, Inc.
P.O. Box 393 – 210 Second Street
St. Marys, West Virginia 26170

      Re: Trans Energy, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed April 16, 2009
              Form 10-Q for the Fiscal Quarter Ended March 31, 2009
              Filed May 19, 2009
              File No. 0-23530

Dear Ms. Corbitt:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Recent Accounting Pronouncements, page 17

1.   Please add expanded disclosure to address, under this heading and within your summary of significant accounting policies footnote, the Commission's recently adopted release on Modernization of Oil and Gas Reporting, which was adopted on December 31, 2008 and will become effective on January 1, 2010. See Release 33-8995, located on our website at http://www.sec.gov/rules/final/2008/33-8995.pdf.

Controls and Procedures, page 18

Management's Report on Internal Control over Financial Reporting, page 18

2.   You indicate that "Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the criteria framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO")." However, we note you do not specifically state whether or not your internal control over financial reporting is effective as of December 31, 2008. Please amend your filing to include a definitive conclusion on the effectiveness of your internal control over financial reporting as required by Item 308T(a)(3) of Regulation S-K. When you amend your document, please include updated certifications of your principal executive officer and principal financial officer in the exact form specified by Item 601(b)(31) of Regulation S-K. In this regard, we note the certifications included in your Form 10-K filed on April 16, 2009 referred to the company as a small business issuer rather than as a registrant.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Financial Statements, page 3

Consolidated Balance Sheets, page 3

3.   We note your disclosure on page 15 that indicates your revenues increased during the periods presented "primarily due to new drilling and increased production from the efforts of the workover program." Based on your new drilling efforts

during 2009, please explain to us why your asset retirement obligation did not change during the periods presented.

Controls and Procedures, page 17

4. We note you do not appear to have provided the information required to be disclosed by Item 308T(b) of Regulation S-K. Please confirm you will revise your future filings to provide this disclosure.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2008

Business, page 4

Recent Events, page 4

5. We note your statement, "During the 2008, we drilled twenty-one new wells in Wetzel and Marion Counties, West Virginia to various formations, including the Gordon, Bayard and Fourth Sand, of which we own a 100% working interest in each well." Please expand the discussion of your 2008 drilling activities to disclose at least:

    - The minimum, maximum and median individual initial daily production volumes from these 21 wells;
    - The number of these wells that are horizontal;
    - The number of these wells that have sales connections as of year-end 2008;
    - If applicable, the dates that those wells that lack a sales hookup will be connected to a natural gas pipeline.

6. Please furnish to us a spread sheet listing for each of these 21 wells with the: API number; lease/farm name, net and gross proved reserves that you attributed; associated proved undeveloped reserves; initial daily production volumes; production volumes for the first 30 days of sales; completed well cost.

    Please direct all engineering items to:
    U.S. Securities and Exchange Commission
    100 F Street NE
    Washington, DC 20549-4628
    Attn: Ronald M. Winfrey

Properties, page 11

7.   We note your disclosure of two years of operating activity data. In your response
      10 to our May 31, 2007 letter, you proposed to include a tabular presentation of
      your drilling activity for the prior three years. SEC Industry Guide 2 requires
      disclosure of annual average oil and gas prices, production costs and drilling
      activity for each of the last three fiscal years regardless of the size of the reporting
      company. Please expand your disclosure here to comply with Guide 2 which is
      available at www.sec.gov/about/forms/industryguides.pdf

Note 17 - Supplementary Information on Oil and Gas Producing Activities (Unaudited),
page F-22

Costs Incurred in Oil and Gas Activities, page F-23

8.   We note your 2008 exploration and development capital expenditures, $94,216 on
      page F-24, which seem inconsistent with the 21 wells drilled in 2008 as disclosed
      on page 4. Please correct the costs incurred figures on page F-24.

Estimated Quantities of Proved Oil and Gas Reserves, page F-24

9.   We note the significant additions to your 2007 and 2008 proved reserves due to
      extensions and discoveries. Paragraph 11 of FAS 69 requires the explanation of
      "significant changes" to your disclosed proved reserves. In conjunction with our
      comment above on drilling activity, please expand your disclosure to explain
      these additions.

10.   We note your statement, "The revisions for the year ended December 31, 2008
      relate to proved, undeveloped properties that Trans Energy is not going to
      develop at this time due to significant development costs."   Please furnish to us a
      spread sheet listing of the individual PUD properties from your 2007 reserve
      report that were included in the "Revisions of previous estimates" for year-end
      2008.

11.   In your response five to our February 5, 2009 letter, you state that the primary
      reason for the difference between your 2007 projected and realized production
      was "Because there was not capacity in the system to get the gas to market,
      workover and drilling projects were deferred and there were long delays in getting
      the drilled wells on line." Please explain to us the reasons that this lack of
      capacity was not considered when the 2007 projections were being made.

12.   Also, please include the technical support for your statement, "As stated, the
      initial production for the newly drilled wells is lower than the projected type

curves used in the Year End 2006 and 2007 reserves reports but the initial decline rate is also much lower. <u>Projected reserves and production schedules for future drilling have been changed to reflect these differences</u>." Please ensure this support includes "before and after" type curves with decline parameters specified and associated future net income forecast schedules. Address whether these projected reserve changes contributed to revisions for 2008, and if so, the figures and development status for these reserve changes.

<u>Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-25</u>

13.   The unit estimated future production costs for 2007 and 2008 are \$1.56/MCFE and \$1.25/MCFE, respectively, while your corresponding disclosed historical unit production costs are \$5.01/MCFE and \$3.72/MCFE. When we raised this issue previously, your response six to our February 5, 2009 letter references your third party engineer. However, since these disclosures are your responsibility, we request that you reconcile the line item differences between your historical unit production costs and the estimated future unit production costs you furnished to your engineer and used in the standardized measure.

14.   Please tell us the year-end product prices used in the calculation of your 2007 and 2008 standardized measures.

<u>Closing Comments</u>

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief